Exhibit 99.1

Caledonia Mining Corporation Plc
Results for the First Quarter of 2017

St Helier, 11 May 2017 – Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the first quarter of 2017 (“Q1” or the “Quarter”).

Gold production in the Quarter was 18 per cent higher than in Q1 2016 and adjusted earnings per share of 5.3 cents were approximately double the corresponding figure in 2016.

	Q1 2016	Q1 2017	Comment
Gold produced (oz)	10,822	12,794	Increased production due to increased tonnes milled, higher grade and improved recoveries
On-mine cost per ounce ($/oz)	689	659	Lower cost per ounce as fixed costs are spread across increased production ounces
All-in Sustaining Cost ($/oz) (“AISC”)	956	857	Lower cost per ounce due to lower on-mine cost, the export incentive credit and lower sustaining capital expenditure, however, this was offset by higher share-based payment costs
Average realised gold price ($/oz)	1,166	1,213	Increased realised gold price reflects the increase in gold price
Gross profit	3,888	5,646	Increased gross profit due to higher sales, higher realised gold price and lower costs per ounce
Net profit attributable to shareholders	543	2,338	Increased profit attributable to shareholders due to higher gross profit, the export incentive credit and the elimination of the hedging costs incurred in Q1 2016
Adjusted basic earnings per share (“EPS”) (cents)	2.7	5.3	Increased adjusted earnings per share due to higher attributable profit
Net cash and cash equivalents	8,841	11,722	Increased cash due to increased operating cashflows, offset by increased working capital, particularly prepayments for capital goods, and continued high levels of investment
Cash from operating activities	1,749	1,779	Cash from operating activities benefitted from higher profit but was adversely affected by increased working capital and higher tax payments

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com

Commenting on the results, Steve Curtis, Caledonia’s Chief Executive Officer said:
“The first quarter of 2017 showed an 18 per cent increase in production from the corresponding quarter in 2016. As the Blanket Mine (“Blanket”) has demonstrated in the past, increased production results in lower unit costs as the fixed cost component is spread across more production ounces. On-mine costs were four per cent lower than the comparable quarter of 2016 at $659 per ounce and all in sustaining costs were 10 per cent lower at $857 per ounce.
“Higher gold production at a lower unit cost and a four per cent increase in the average realised gold price to $1,213 per ounce all contributed to increased adjusted earnings per share of 5.3 US cents for the quarter, an increase of 96 per cent on the corresponding quarter of 2016.
“I am pleased that we have delivered the improved financial and operating performance whilst we have simultaneously continued to implement a significant capital project in the sinking of the new Central Shaft. The Central Shaft is currently at a depth of 750m and remains on track to commence production in the second half of 2018. Once complete, I expect the Central Shaft to enhance the operating efficiency at Blanket as it will transform the existing underground infrastructure, reduce travel times for employees to get to mining areas, shorten the tramming distances and reduce the time required to hoist ore to surface. The Central Shaft will also enable us to access deeper level resources below the 750m level and give us the flexibility to increase the pace of deep level exploration and development, securing the future of the mine for many years to come.
“The business continues to be strongly cash generative with operating cash flow during the quarter of $1.8 million contributing to a robust balance sheet and the Company’s gross cash position at the end of the quarter was $11.9m. Our cash balance declined slightly from the 2016 year-end figure of $14.3m, due to significant capital investment during the quarter and the normalisation of Blanket’s working capital. I expect that 2017 will be the final year of significant capital investment in the Central Shaft project.
“We have noticed mixed operating conditions in Zimbabwe in 2017. The electricity supply continues to be unstable and we continue to install equipment to protect against any future instability. We also noted an improvement in the availability of foreign exchange towards the end of the Quarter which is required to make payments outside Zimbabwe. The export incentive credit introduced in 2016 continues to contribute to the bottom line with the credit received by Blanket increasing from 2.5 per cent to 3.5 per cent of revenues with effect from 1 January 2017, contributing $576,000 in the Quarter.
“Notwithstanding the improvements in underground tramming, Blanket has not been able to transport the volume of material that is necessary to achieve the target of 60,000 ounces of gold in 2017 whilst maintaining the rate of capital development that is necessary to achieve future production goals of 80,000 ounces per year by 2021.  Accordingly, on May 9 2017 Caledonia announced that, in the long term interests of the business, the 2017 production tonnage target should be reduced so that the required development can be done, thereby safeguarding future production.  The revised production target for 2017 is between 52,000 and 57,000 ounces of gold.”

Strategy and Outlook
Caledonia remains on track to achieve the production target of 80,000 ounces by 2021 at its Zimbabwean subsidiary, Blanket Mine. The company’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost.  Caledonia’s board and management believe the successful implementation of the fully funded Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.  Caledonia’s cash position is expected to improve as a result of the implementation of the Investment Plan.

Dividend Policy
In July, 2016 Caledonia announced an increase in its quarterly dividend to 1.375 United States cents per share, or 5.5 United States cents per annum, an increase of 22 per cent.  The increased dividend represents Caledonia’s current dividend policy. It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained.

Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent of the Blanket Mine in Zimbabwe. Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent basis unless otherwise indicated.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 or +27 11 447 2499 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended March 31
	2017	2016

Revenue	16,449	13,423
Royalty	(823)	(672)
Production costs	(9,098)	(8,042)
Depreciation	(882)	(821)
Gross profit	5,646	3,888
Other income	644	56
Administrative expenses	(1,441)	(1,437)
Foreign exchange gain/(loss)	(64)	28
Cash settled share based payment	(410)	(90)
Margin call on gold hedge	-	(435)
Operating profit	4,375	2,010
Net finance cost	(7)	(36)
Profit before tax	4,368	1,974
Tax expense	(1,460)	(1,126)
Profit for the period	2,908	848

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	73	104
Total comprehensive income for the period	2,981	952

Profit attributable to:
Shareholders of the Company	2,338	543
Non-controlling interests	570	305
Profit for the period	2,908	848

Total comprehensive income attributable to:
Shareholders of the Company	2,411	647
Non-controlling interests	570	305
Total comprehensive income for the period	2,981	952

Earnings per share (cents)
Basic	4.3	1.0
Diluted	4.3	1.0
Adjusted earnings per share (cents) (i)
Basic	5.3	2.7

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended March 31
	2017	2016
Cash flows from operating activities
Cash generated from operations	2,415	1,933
Net interest paid	(1)	(36)
Tax paid	(635)	(148)
Net cash from operating activities	1,779	1,749

Cash flows from investing activities
Acquisition of Property, plant and equipment	(3,296)	(3,304)
Proceeds from property, plant and equipment	-	56
Net cash used in investing activities	(3,296)	(3,248)

Cash flows from financing activities
Dividends paid	(725)	(598)
Repayment of term loan facility	(375)	-
Share issued	-	58
Net cash used in financing activities	(1,100)	(540)

Net decrease in cash and cash equivalents	(2,617)	(2,039)
Effect of exchange rate fluctuations on cash held	4	-
Cash and cash equivalents at beginning of the period	14,335	10,880
Cash and cash equivalents at end of the period (net of overdraft)	11,722	8,841

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	March 31
		2017	2016
Total non-current assets		67,399	51,762
Inventories		7,312	6,921
Prepayments		2,072	433
Income tax receivable		-	397
Trade and other receivables		4,592	4,568
Cash and cash equivalents		11,852	13,514
Total assets		93,227	77,595
Total non-current liabilities		22,071	15,090
Current portion of term loan facility		1,483	-
Trade and other payables		7,273	6,930
Income taxes payable		697	129
Bank overdraft		130	4,673
Total liabilities		31,654	26,822
Equity attributable to shareholders		57,295	48,964
Non-controlling interests		4,278	1,809
Total equity		61,573	50,773
Total equity and liabilities		93,227	77,595